Assured Equities V Corporation
136 East 8th Street, Number 298
Port Angeles, WA 98362

September 15, 2009

United Sates Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

SUBJECT: Request for Withdrawal of Form 10-12G, Assured Equities V Corporation
                     Received Date: September 11, 2009
                     Accepted Date: September 11, 2009
                     Filing Date: September 14, 2009
                     Accession Number: 0001447256-09-000025

To Whom It May Concern:

We request withdrawal of subject Form 10-12G filing for Assured Equities V Corporation. Filing date: September 14, 2009.

Reason for withdrawal request: an incorrect Central Index Key (CIK) Number (0001447256) was used in the Form 10-12G filing for Assured Equities V Corporation. We plan to refile the Form 10-12G with a correct CIK Number.

Thank you for your assistance in this matter.

Regards,

s/s William D. Kyle
William D. Kyle
President